AB 3/13

07003966

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52395

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH, D.C.
156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 AND ENDING 12/31/2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ATLAS CAPITAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO. 103935

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)
230 PARK AVENUE
NEW YORK, NY 10169

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICHOLAS HIRSCH (212) 267-3500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEONARD ROSEN & COMPANY, P.C.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

3/14/07

OATH OR AFFIRMATION

I, Nicholas Hirsch swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ATLAS CAPITAL SERVICES, LLC, as of DECEMBER 31, 2006. are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

Director
Title

X ____________________
Notary Public

ALAN J. BERK
NOTARY PUBLIC, STATE OF NEW YORK
NO. 31-4874265
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES OCT. 27, 20__

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N. Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Shareholder
Atlas Capital Services, LLC.

We have audited the accompanying statement of financial condition of Atlas Capital Services, LLC. as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of Atlas Capital Services, LLC. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Leonard Rosen + Company, P.C.

New York, New York
February 14, 2007

ATLAS CAPITAL SERVICES, LLC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. Nature of Business

Atlas Capital Services, LLC (The "Company"), a wholly owned Limited Liability Company of The Atlas Group of Companies, is a New York company conducting business as broker/dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Commission and, accordingly, is exempt from remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Consulting and finders fees are recognized on a monthly basis as earned.

B. Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash and cash equivalents.

C. Income Taxes

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

D. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

3. Related Party Transactions

The Company entered into an agreement as of September 1, 2006 whereby ACS Holdings, LLC ("ACS") pays all occupancy and other related office costs, including utilities, telecommunications equipment, office lines, and a receptionist. In consideration of these services the Company will pay ACS $7,000 each month. Prior to September 1, 2006 ACS paid all of the operating expenses of the Company. In 2006, ACS allocated $396,774 of such expenses and contributed an additional $73,450 to cover other expenses.

4. Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2006, the Company's net capital of $ 17,823 was $ 12,823 in excess of its required net capital of $ 5,000. The Company's capital ratio was 51.7%.

END